                                     Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended March 31, 2006
(millions)
Operating Revenue	$8,521

Operating Expenses	7,437

Income from operations	1,084

Other income	32

Interest and related charges	241

Income before income taxes	875

Income taxes	406

Income from continuing operations	469

Cumulative effect of change in accounting principle (net of income taxes of $1)	(2)

Net income	$ 467